Exhibit 99.1

Corporate Office Minefinders Corporation Ltd. 1288-1177 West Hastings Street Vancouver, BC, Canada V6E 2K3 T 604 687 6263 F 604 687 6267

NEWS RELEASE

MINEFINDERS REPORTS 13.69 GPT OF GOLD-EQUIVALENT OVER 23.5 METRES
IN LAS HUATAS ZONE AT ITS LA VIRGINIA PROPERTY

VANCOUVER, BRITISH COLUMBIA – October 17, 2011 - Minefinders Corporation Ltd. (“Minefinders” or ‘the Company”) (TSX: MFL) (NYSE AMEX: MFN) is pleased to provide updated results from drilling completed at the Company’s La Virginia Project in Sonora State, Mexico.

Following encouraging results earlier in the year, drilling remains focused on the Las Huatas Zone. Drill intercepts reported in this news release are from step-out holes designed to expand on previously reported intercepts by targeting the mineralized structure on 40 to 60 metre centres. A map showing the location of all the zones where drilling has taken place can be found on the Company’s website (www.minefinders.com) and recent potentially significant intercept results are categorized by zone in the tables included at the end of this news release.
High-grade intercepts from within the Las Huatas Zone include 4.0 metres averaging 71.31 grams per tonne (gpt) gold-equivalent1 (AuEq) (41.01 gpt gold and 1,817.9 gpt silver) contained within 23.5 metres averaging 13.69 gpt AuEq (7.63 gpt gold and 363.2 gpt silver). Gold-equivalents are based solely on the contained gold and silver and no base metals have been observed to occur. To date, the Las Huatas zone has been systematically tested over an area of approximately 250 metres laterally and 250 metres vertically.  Drill sites are currently in place to test an additional 450 metres of strike length as well as target mineralization at depth.

Highlights of assay results from recently completed holes in the Las Huatas Zone include:

•	LV11-47C: 23.5 metres of 13.69 gpt AuEq including 9.0 metres of 34.51 gpt AuEq and 4.0 metres of 71.31 gpt AuEq
•	LV11-48C: 7.8 metres of 2.04 gpt AuEq including 1.0 metre of 9.45 gpt AuEq
•	LV11-49C: 2.0 metres of 8.16 gpt AuEq
•	LV11-50C: 15.0 metres of 6.14 gpt AuEq including 4.5 metres of 18.09 gpt AuEq and 1.5 metres of 41.13 gpt AuEq

All intervals are reported as down-hole lengths and are not corrected to true widths for the mineralized intervals as drill holes typically cut mineralization at variable angles and geometries of mineralized zones remain speculative until further drilling is completed.
1 Gold-equivilent has been calculated using a silver to gold ratio of 60 to one.

Geologic mapping and sampling is currently being conducted on the south end of the project where the Las Huatas mineralized zone is known to extend for at least two to three kilometres to the south of current drilling. This expands the total strike length along mineralized structures to more than 10 kilometers of length. Once this work is completed, an application to expand the existing environmental permit to include this area for drilling will be filed.

Two test drill holes within the El Campo Santo Zone, located in the northern half of the project, were also completed. These drill holes were designed to test down-dip of previously drilled shallow intercepts. Results include 4.62 gpt AuEq over 2.0 metres in hole LV11-38C and 6.53 gpt AuEq over 2.0 metres in hole LV11-44C indicating that grades are increasing with depth. Additional drilling along the El Campo Santo Zone is planned for the fourth quarter of this year.

In the Con Virginia Zone (the central portion of the property), the focus has been the development of additional infrastructure such as access roads and new drill pads, the construction of which are both complete. The new drill pads will allow for additional targeting of the zone where mineralization remains open along strike and up dip.

During the course of 2011, the Company has constructed an additional 3 kilometres of road and 15 additional drill pads at La Virginia.  Two core rigs are currently dedicated to the project and the Company plans to add a third core rig before the end of the year. Thus far, the Company has drilled nearly 11,000 metres in 2011 of its planned 12,750 metre program at La Virginia.  Total drilling for the project now exceeds 17,000 metres in 55 completed core holes.

Due to the positive progress made year-to-date, the Board of Directors has approved an increase of US$1 million in the 2011 budget for La Virginia from US$2.7 million to US$3.7 million.   Drilling will continue to follow up on encouraging intercepts located in the three main zones, totaling seven kilometres of mineralized strike length, and will also be extended to cover an area to the south of the Las Huatas Zone.

The La Virginia Project is located approximately 220 kilometres east-northeast of Hermosillo, Sonora, Mexico and is 100 kilometres north-northwest of the Company's Dolores Mine. The land package encompasses more than 34,000 hectares within a geologic environment similar to that of the Dolores gold and silver deposit.

Initial drill targets were developed through geologic mapping and geochemical sampling, but were limited by the rugged topography, available surface exposures, and preliminary access requirements. Gold to silver ratios, geochemical zonation patterns, and their elevational and lateral relations are being studied from currently available data in order to continue to target areas of highest potential.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from the reported intervals were comprised of predominantly HQ but also NQ core, all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex or Inspectorate) or Durango, Mexico (Inspectorate).

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the La Virginia Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Table 1 – Las Huatas Zone Intercepts1:

Drill Hole No.	Intercepts		Length (m)	Length (ft)	Au gpt	Ag gpt	AuEq2 gpt
	From(m):	To (m):
LV11-40C	78	93.5	15.5	50.9	1.278	69.2	2.43
Includes:	84	87	3	9.8	3.840	202.2	7.21
LV11-40C	120.4	122	1.6	5.2	0.527	28.5	1.00
LV11-40C	170.5	171.6	1.1	3.6	3.524	205.0	6.94
LV11-41C	69.9	95	25.1	82.3	0.735	46.2	1.50
Includes:	72	75	3	9.8	2.342	138.3	4.65
And:	87	89	2	6.6	2.216	141.3	4.57
LV11-43C	60.7	63.05	2.35	7.7	0.464	47.1	1.25
LV11-43C	72	75	3	9.8	0.412	28.8	0.89
LV11-46C	74	80	6	19.7	0.693	18.8	1.01
LV11-46C	89	95	6	19.7	0.722	83.5	2.11
Includes:	92	93	1	3.3	2.228	310.2	7.40
LV11-47C	96	98	2	6.6	2.426	123.3	4.48
LV11-47C	115	138.5	23.5	77.1	7.634	363.2	13.69
Includes:	118	127	9	29.5	19.432	904.5	34.51
Includes:	121	125	4	13.1	41.011	1817.9	71.31
LV11-47C	159.5	174.5	15	49.2	0.291	29.4	0.78
LV11-47C	191.3	195	3.7	12.1	0.365	40.9	1.05
LV11-47C	211.5	212	0.5	1.6	0.643	81.5	2.00
LV11-47C	249	249.5	0.5	1.6	5.593	523.9	14.32
LV11-48C	396	403.8	7.8	25.6	1.114	55.3	2.04
Includes:	397	398	1	3.3	4.969	268.8	9.45
LV11-49C	74	75.5	1.5	4.9	1.382	57.5	2.34
LV11-49C	172	174	2	6.6	3.513	278.7	8.16
LV11-49C	191.5	315	123.5	405.2	0.670	44.1	1.40
Includes:	195.8	196.8	1	3.3	2.693	195.3	5.95
And:	203.75	204.5	0.75	2.5	2.915	255.2	7.17
And:	226.5	233.2	6.7	22.0	2.744	157.6	5.37
And:	269.5	276.5	7	23.0	1.763	139.8	4.09
And:	313	315	2	6.6	1.831	131.4	4.02
LV11-49C	342	343.55	1.55	5.1	0.659	87.5	2.12
LV11-50C	201.2	203.2	2	6.6	0.382	42.0	1.08
LV11-50C	227.8	231.3	3.5	11.5	1.186	115.4	3.11
LV11-50C	234.3	237.3	3	9.8	0.795	41.3	1.48
LV11-50C	243.3	244.8	1.5	4.9	3.503	398.6	10.15
LV11-50C	247.8	262.8	15	49.2	3.040	185.9	6.14
Includes:	250.8	255.3	4.5	14.8	9.014	544.3	18.09
Includes:	252.3	253.8	1.5	4.9	21.580	1172.7	41.13
LV11-50C	269.4	273.9	4.5	14.8	0.386	25.7	0.81
LV11-50C	292.8	314.5	21.7	71.2	0.326	17.2	0.61
1 All intervals are reported as down-hole lengths and are not corrected to true widths for the mineralized intervals as drill holes typically cut mineralization at variable angles and geometries of mineralized zones remain speculative until further drilling is completed.
2 AuEq has been calculated using a silver to gold ratio of 60 to one.

Table 2 - El Campo Santo Zone Intercepts1:

Drill Hole No.	Intercepts		Length (m)	Length (ft)	Au gpt	Ag gpt	AuEq2 gpt
	From(m):	To (m):
LV11-37C	131	133	2	6.6	1.185	10.0	1.35
LV11-37C	147	153	6	19.7	1.141	6.0	1.24
LV11-37C	181	183	2	6.6	1.405	32.5	1.95
LV11-38C	12	13	1	3.3	1.203	35.5	1.79
LV11-38C	160	164	4	13.1	2.321	13.5	2.55
Includes:	162	164	2	6.6	4.361	15.5	4.62
LV11-42C	12	13.1	1.1	3.6	0.502	63.0	1.55
LV11-44C	153	155	2	6.6	6.393	8.5	6.53
1 All intervals are reported as down-hole lengths and are not corrected to true widths for the mineralized intervals as drill holes typically cut mineralization at variable angles and geometries of mineralized zones remain speculative until further drilling is completed.
2 AuEq has been calculated using a silver to gold ratio of 60 to one.